UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)


                     United American Healthcare Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    90934C105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               [ August 1, 2006 ]
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)
----------

CUSIP No.90934C105                  13G                    Page __ of___ Pages

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


   Strategic Turnaround Equity Partners, LP (Cayman)
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
                                                                 Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          256,631
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            256,631
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  256,631
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  3.43%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

CUSIP No. 90934C105                13G                    Page __ of___ Pages


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Bruce Galloway ("Galloway")
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
                                                                 Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           39,575
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          437,509
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         39,575
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            437,509
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    477,084(1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.37%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

(2) Reflects (i) 39,575 shares of the Common Stock are owned by Mr. Galloway,
(ii)_81,935 shares of the Common Stock are owned by Mr. Galloway's spouse,
(iii)821 shares of the Common Stock held by Mr. Galloway's child for which Mr. Galloway has the power to vote and dispose, (iv) 22,780 shares of the Common Stock are owned by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner ("RexonGalloway"), (v) 75,342 shares of the Common Stock are owned by Jacombs Investment Inc., where Mr. Galloway is an officer and primary shareholder and (vi) 256,631 shares of Common Stock held by Strategic Turnaround Equity Partners, LP (Cayman)("STEP"). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for (i) indirect interests therein by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP).

CUSIP No. 90934C105                  13G                    Page __ of___ Pages


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Gary Herman ("Herman")
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
                                                                 Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,600
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          259,031
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,600
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            259,031
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    261,631(1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    3.49%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

(2) Reflects (i) 2,600 owned by Mr. Herman directly, (ii) 2,400 shares of Common Stock held by FBR, Inc. and (iii) 256,631 shares owned by STEP. Mr. Herman is an officer of FBR which has authorized Mr. Herman to vote and dispose of the shares of Common Stock held by FBR, Inc. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for indirect interests of therein by virtue of being a member of Galloway Capital Management
LLC).

CUSIP No.90934C105                   13G                    Page __ of __ Pages

Item 1(a).  Name of Issuer:

            United American Healthcare Corporation (the "Issuer")
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            300 River Place , Suite 4950
            Detroit, Michigan 48207
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:


            Bruce Galloway
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The principal business address for Galloway is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, 10th floor, New York,
            New York 10019.
            --------------------------------------------------------------------

Item 2(c).  Citizenship:


            Galloway is a citizen of the United States.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:


            This statement on Schedule 13G is being filed with respect to Common Stock, no par value per share (the "Common Stock") of the Issuer.
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:


            90934C105
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)       [_] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)       [_] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). (1)

CUSIP No.90934C105            13G                    Page __ of __ Pages

Item 1(a).  Name of Issuer:

            United American Healthcare Corporation (the "Issuer")
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            300 River Place , Suite 4950
            Detroit, Michigan 48207
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:


            Gary Herman ("Herman")
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The principal business address for Herman is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, 10th floor, New York,
            New York 10019.
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            Herman is a citizen of the United States.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            This statement on Schedule 13G is being filed with respect to Common Stock, no par value per share (the "Common Stock") of the Issuer.
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            90934C105
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)       [_] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)       [_] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.90934C105            13G                    Page __ of __ Pages

Item 1(a).  Name of Issuer:

            United American Healthcare Corporation (the "Issuer")
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            300 River Place, Suite 4950
            Detroit, Michigan 48207
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:


            Strategic Turnaround Equity Partners, LP (Cayman) ("STEP")
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The principal business address for STEP is c/o Stuarts Corporate Services, Ltd, P.O. Box 2510 GT, 4th floor, One Cayman Financial Centre, 36A Dr. Roy's Drive, Georgetown, Grand Cayman, Cayman Island. STEP is managed by Galloway Capital Management, LLC, with its principal business address at 720 Fifth Avenue, 10th floor, New York, New York 10019.
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            STEP is a limited partnership formed under the laws of the Cayman Islands.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            This statement on Schedule 13G is being filed with respect to Common Stock, no par value per share (the "Common Stock") of the Issuer.
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            90934C105
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)       [_] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)       [_] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 90934C105                   13G                    Page __ of __ Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

          ----------------------------------------------------------------------

     (b) Percent of class:

         The information in items 1 and 5 through 11 on the cover page on this
Schedule 13G is hereby incorporated by reference.
          ----------------------------------------------------------------------

     (c) Number of shares as to which such person has:

         The information in items 1 and 5 through 11 on each cover page of this
Schedule 13G is hereby incorporated by reference.


The purpose of this Amendment No. 1 is to reflect (i) the transfer of shares from Strategic Turnaround Equity Partners, LP to Strategic Turnaround Equity Partners, LP (Cayman) ("STEP"); (ii) STEP's acquiring 65,440 shares of Common Stock through the transfer of shares of Common Stock from a limited partner, in exchange for the transfers of shares of Common Stock, the limited partner of STEP received a limited partnership interest in STEP valued at the market price of the shares of Common Stock on the date of such transfer. STEP also acquired an additional 17,883 shares of Common Stock through open market purchases. STEP used investor funds to consummate the open market purchases; (iii) the net sale by Mr. Galloway of 16,742 shares of Common Stock; (iv) the purchase by Mr. Galloway's spouse of 18,942 shares of Common Stock; (v) the purchase of Justin Galloway's 821 shares of Common Stock; (vi) the purchase of RexonGalloway's 3000 shares of Common Stock; (vii) the purchase by Jacombs Investment of 5,742 shares of Common Stock; and (viii) the purchase by Gary Herman of 600 shares of Common Stock. Galloway Capital Management, LLC, a Delaware limited liability company,is the general partner of STEP. Mr. Galloway and Gary Herman,each of whom are citizens of the United States , are the managing members of Galloway Capital Management, LLC, and Mr. Galloway owns (A) a majority of the membership interests in Galloway Capital Management, LLC. Mr. Galloway owns approximately 20% of the partnership interests in STEP as of August 1, 2006.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         Not Applicable
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         As set forth in Item 4(c), some of the shares of Common Stock covered by this Schedule 13G are owned by persons other than Galloway, none of whom, holds five percent or more of the securities reported herein.
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable
         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

         Not Applicable
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.


         Not Applicable.
         -----------------------------------------------------------------------

Item 10. Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2006




                           Strategic Turnaround Equity Partners, LP (Cayman)

                           By: /s/ Gary Herman
                               ---------------
                           Name:  Gary Herman
                           Title:  Managing Member of Galloway
                           Capital Management, LLC, the
                           Investment Advisor of Strategic
                           Turnaround Equity Partners, LP (Cayman)

                           Galloway Capital Management, LLC
                           By:  /s/ Gary Herman
                                ---------------
                           Name:     Gary Herman
                           Title:  Managing Member



                           By: ____________________________
                                        Bruce Galloway


                           By:_____________________________
                                        Gary Herman